Exhibit 99.1

Polyrizon Reports Positive Mucoadhesion Results for Intranasal Naloxone Hydrogel Compared to Marketed Intranasal Naloxone product

Superior Mucoadhesion may potentially Translate into More Reliable Opioid Overdose Reversal in Real-World Emergencies

Ra’anana, Israel, Dec. 03, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a biotechnology company focusing on the development of intranasal products, today announced compelling new preclinical data showing its proprietary naloxone hydrogel adheres to nasal tissue longer than an approved and marketed intranasal naloxone spray product.

Using an established ex-vivo rabbit nasal mucosa model, researchers evaluated the persistence of Polyrizon’s hydrogel formulation versus commercial product by applying each formulation to mucosal tissue and washing with Simulated Nasal Electrolyte Solution (SNES) over a 30-minute period. Quantification of residual fluorescence revealed that Polyrizon’s hydrogel maintained higher values of the fluorescence marker when compared to the commercial product, with differences reaching high statistical significance (p < 0.0001, two-way ANOVA), indicating notably stronger and more durable mucosal retention.

The results showed that Polyrizon’s Trap and Target ™ (T&T) hydrogel exhibited significantly higher mucoadhesion levels compared to the commercial product, supporting potentially prolonged contact at the nasal deposition site and potentially enhancing bioavailability.

Improved mucoadhesion is a critical factor for intranasal drug delivery - particularly for emergency treatments such as opioid overdose reversal - because enhanced residence time at the nasal deposition site can support more reliable absorption and potentially faster onset of action.

“We believe that these outcomes further validate the potential of our T&T hydrogel platform and highlight its unique advantages in intranasal drug delivery,” said Tomer Izraeli, CEO of Polyrizon. “The ability to significantly outperform an existing marketed product in mucoadhesion is an important milestone as we continue advancing our Naloxone program.”

This new dataset builds directly on the previously reported encouraging stability results, which demonstrated the robustness of Polyrizon’s formulation under various storage conditions. Collectively, stability plus mucoadhesion performance reinforce the potential of Polyrizon’s T&T technology to deliver a safer, more reliable, and more effective intranasal Naloxone product.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses how superior mucoadhesion for its intranasal naloxone hydrogel may potentially translate into more reliable opioid overdose reversal in real-world emergencies, its belief that that the result further validate the potential of its T&T hydrogel platform and highlight its unique advantages in intranasal drug delivery, advancing its Naloxone program and the potential of Polyrizon’s T&T technology to deliver a safer, more reliable, and more effective intranasal Naloxone product .. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com